UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the letter to the shareholders of Seanergy Maritime Holdings Corp. (the "Company"), the notice, proxy statement and proxy card for the Company’s 2019 Annual Meeting of Shareholders scheduled to be held on October 17, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2019	SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 99.1

August 30, 2019
TO THE SHAREHOLDERS OF SEANERGY MARITIME HOLDINGS CORP.

Enclosed is a Notice of the Annual Meeting of the Shareholders (the “Meeting”) of Seanergy Maritime Holdings Corp. (the “Company”) which will be held at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece, on October 17, 2019 at 6:00 p.m. local time.

At the Meeting, holders of shares of the Company’s common stock (the “Shareholders”) will consider and vote upon the following proposals:
1	To elect two Class A Directors to serve until the 2022 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”);
3.
To approve a reverse stock split of the Company’s issued and outstanding common stock, by a ratio of not less than one-for-two and not more than one-for-twenty, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors in its discretion and to approve the related amendment to the Company’s Restated Articles of Incorporation, a form of which is attached to the Proxy Statement as Exhibit A (“Proposal Three”); and

4.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock entitled to vote thereon. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock eligible to attend and vote at the Meeting.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Stamatios Tsantanis Chairman & Chief Executive Officer

154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece
Tel: +30 2130181507– e-mail: info@seanergy.gr – www.seanergymaritime.com

SEANERGY MARITIME HOLDINGS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
August 30, 2019
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock (the “Shareholders”) of Seanergy Maritime Holdings Corp. (the “Company”) will be held on October 17, 2019 at 6:00 p.m. local time, at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece (the “Meeting”) for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1	To elect two Class A Directors to serve until the 2022 Annual Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2019 (“Proposal Two”);
3.
To approve a reverse stock split of the Company’s issued and outstanding common stock by a ratio of not less than one-for-two and not more than one-for-twenty with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors in its discretion and to approve the related amendment to the Company’s Restated Articles of Incorporation, a form of which is attached to the Proxy Statement as Exhibit A (“Proposal Three”); and

4.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock entitled to vote thereon. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock eligible to attend and vote at the Meeting.

The board of directors of the Company has fixed the close of business on August 23, 2019 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof. All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares of the Company’s common stock are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such shares on August 23, 2019.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting, you may revoke your proxy and vote in person.

The Company’s 2018 Annual Report on Form 20-F (the “Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2018, is available on the Company’s website at https://www.seanergymaritime.com/en/financial-reports. Any Shareholder may receive a hard copy of the Annual Report, free of charge upon request.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis Chairman & Chief Executive Officer

August 30, 2019
Athens, Greece

SEANERGY MARITIME HOLDINGS CORP.
154 VOULIAGMENIS AVENUE,
16674 GLYFADA
ATHENS GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 17, 2019
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece on October 17, 2019 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Meeting on or about August 30, 2019.
VOTING RIGHTS AND OUTSTANDING SHARES
On August 23, 2019 (the “Record Date”), the Company had outstanding 25,657,519 shares of common stock, par value $0.0001 per share (the “Common Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  All Shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of such Common Shares on August 23, 2019.
One or more Shareholders present in person or by proxy at the Meeting, representing a majority of the capital stock of the Company issued and outstanding and entitled to vote thereat, shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
The Common Shares are listed on the NASDAQ Capital Market under the symbol “SHIP”.
REVOCABILITY OF PROXIES
A Shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing at the Company’s executive offices at 154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Board consists of seven directorships divided into three classes. As provided in the Company’s Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is elected and has qualified.
The Board has nominated Mr. Stamatios Tsantanis and Mr. Elias Culucundis, two Class A Directors, for re-election as directors whose terms will expire at the 2022 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the person or persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if before the election it develops that the nominees are unavailable, the person or persons named in the accompanying proxy will vote for the election of such substitute nominees as the current Board may recommend.
Nominees for Election to the Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Position
Stamatios Tsantanis	Class A Director

Stamatios Tsantanis has been a member of our Board and our Chief Executive Officer since October 1, 2012. Mr. Tsantanis has also been the Chairman of our Board since October 1, 2013 and our Interim Chief Financial Officer from November 1, 2013 until October 2, 2018. Mr. Tsantanis brings more than 20 years of experience in shipping and finance and held senior management positions in prominent shipping companies.

Mr. Tsantanis led the Company’s reorganization and significant fleet growth into a prominent Capesize drybulk company with a fleet of more than 1.7 million dwt. In addition, he has raised a substantial amount of debt and equity to fund the Company’s growth. Prior to the Company, he served as the Chief Financial Officer and Director of Top Ships Inc. from its initial listing on NASDAQ to its growth as a major tanker owner of a fleet of 2.5 million dwt. Mr. Tsantanis started his career as an investment banker at Alpha Finance, a member of the Alpha Bank Group, with a leading role in a number of major shipping corporate finance transactions in the U.S. capital markets.

Mr. Tsantanis is a fellow of the Institute of Chartered Shipbrokers and holds a Master’s degree in Shipping Trade and Finance from Cass Business School in London and a Bachelor’s degree in Shipping Economics from the University of Piraeus.

Name	Position
Elias Culucundis	Class A Director

Elias Culucundis has been a member of our Board since our inception.

Since 2006, Mr. Culucundis has been the President, Chief Executive Officer and director of Equity Shipping Company Ltd., a company specializing in starting, managing and operating commercial and technical shipping projects. From 1996 to 2000, he was a director of Kassian Maritime Shipping Agency Ltd., a vessel management company operating a fleet of ten bulk carriers. During this time, Mr. Culucundis was also a director of Point Clear Navigation Agency Ltd, a marine project company. From 1981 to 1995, Mr. Culucundis was a director of Kassos Maritime Enterprises Ltd., a company engaged in vessel management. While at Kassos, he was initially a technical director and eventually ascended to the position of Chief Executive Officer, overseeing a large fleet of Panamax, Aframax and VLCC tankers, as well as overseeing new vessel building contracts, specifications and the construction of new vessels. From 1971 to 1980, Mr. Culucundis was a director and the Chief Executive Officer of Off Shore Consultants Inc. and Naval Engineering Dynamics Ltd. He worked in Floating Production, Storage and Offloading vessel, or FPSO, design and construction and was responsible for the technical and commercial supervision of a pentagon-type drilling rig utilized by Royal Dutch Shell plc. Seven FPSOs were designed and constructed that were subsequently utilized by Pertamina, ARCO, Total and Elf-Aquitaine. Naval Engineering Dynamics Ltd. was responsible for purchasing, re-building and operating vessels that had suffered major damage as well as operating a fleet of bulk carriers. From 1966 to 1971, Mr. Culucundis was employed as a Naval Architect for A.G. Pappadakis Co. Ltd., London, responsible for tanker and bulk carrier new buildings and supervising the technical operation of their fleet.

Mr. Culucundis is a graduate of Kings College, Durham University, Great Britain, with a degree in Naval Architecture and Shipbuilding. He is a member of several industry organizations and has served in the Council of the Union of Greek Shipowners for two terms as well as being a member of the Greek Committee of the American Bureau of Shipping. Mr. Culucundis is a fellow of the Royal Institute of Naval Architects and a Chartered Engineer.

Audit Committee. The Board has established an Audit Committee, consisting of two members, which has powers and performs the functions customarily performed by such a committee (including those required of such a committee under the rules of the NASDAQ Capital Market and the U.S. Securities and Exchange Commission). The Audit Committee is responsible for selecting and meeting with our independent registered public accounting firm regarding, among other matters, audits and the adequacy of our accounting and control systems. The members of the Audit Committee are Messrs. Dimitrios Anagnostopoulos and Elias Culucundis, each of whom is an independent director.

Compensation Committee.  The Board has established a Compensation Committee, consisting of two members, which is responsible for reviewing and approving the compensation of our executive officers.  The members of the Compensation Committee are Messrs. Dimitrios Anagnostopoulos and Elias Culucundis, each of whom is an independent director.

Nominating Committee.  The Board has established a Nominating Committee, consisting of two members, which is responsible for overseeing the selection of persons to be nominated to serve on our Board.  The members of the Nominating Committee are Messrs. Dimitrios Anagnostopoulos and Elias Culucundis, each of whom is an independent director.

Shipping Committee.  The Board has established a Shipping Committee, consisting of three members, which is responsible for considering and voting upon all matters involving shipping and vessel finance.  Transactions that involve the issuance of the Company’s securities or transactions that involve a related party, however, shall not be delegated to the Shipping Committee but instead shall be considered by the entire Board. In accordance with the Amended and Restated Charter of the Shipping Committee, two of the directors on the Shipping Committee are nominated by Jelco Delta Holding Corp., or Jelco, and one of the directors on the Shipping Committee is nominated by a majority of our Board and is an independent member of the board of directors. The members of the Shipping Committee are Mr. Stamatios Tsantanis and Ms. Christina Anagnostara, who are Jelco’s nominees, and Mr. Elias Culucundis, who is the Board’s nominee.
Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting.
Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. to serve as the Company’s independent auditors for the fiscal year ending December 31, 2019.

Ernst & Young (Hellas) Certified Auditors-Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of the Company’s common stock entitled to vote thereon.

Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS-ACCOUNTANTS S.A. TO SERVE AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE SPLIT OF THE COMMON SHARES
General
The Board has approved and is hereby soliciting shareholder approval of an amendment to Article Fourth of the Company’s Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding Common Shares at a ratio of not less than one-for-two and not more than one-for-twenty (the “Amendment”).  A vote FOR Proposal Three will constitute approval of the Amendment providing for the combination of any number of the Company’s issued and outstanding Common Shares between and including two and twenty into one Common Share and will grant the Board the authority to determine whether to implement the reverse stock split and, if so, to select which of the approved exchange ratios within that range will be implemented.  If the Shareholders approve Proposal Three, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the Shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment.  The Amendment will not change the number of authorized shares that the Company may issue or the par value of the Common Shares.
The Board believes that the Shareholders’ approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with the required flexibility to achieve the purposes of the reverse stock split.  If the Shareholders approve Proposal Three, the reserve stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company’s and the Shareholders’ best interests at that time.  In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range.  These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.
The amendment that will effect the reverse stock split will be, by its terms, effective as of the fifth business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The form of the proposed amendment to Article Fourth of the Company’s Restated Articles of Incorporation is attached to this proxy statement as Exhibit A.

The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its Shareholders.
Purpose and Background of the Reverse Split
The purpose of any reverse stock split is to increase, if deemed advisable by the Board, the per share trading price of the Common Shares.  The Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its Shareholders.
The Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients.  By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks.  A higher stock price after a reverse stock split could alleviate this concern.
In addition, the NASDAQ Capital Market has several listing criteria that companies must satisfy in order to maintain their listing.  One of these criteria is that the Common Shares have a minimum bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum bid price for a period of 30 consecutive business days, under NASDAQ rules, the Company would have to regain compliance during the applicable grace period.  On July 15, 2019, the Company received written notification from NASDAQ, indicating that because the closing bid price of the Company's common stock for 30 consecutive business days, from May 31, 2019 to July 12, 2019, was below the minimum $1.00 per share bid price requirement for continued listing on the NASDAQ Capital Market, the Company is not in compliance with NASDAQ Listing Rule 5550(a)(2). Pursuant to NASDAQ Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until January 13, 2020. The Company believes that by effecting a reverse stock split, it will help stabilize the price of the Common Shares to regain compliance with the listing requirement.
The combination of the above factors could have the effect of improving the trading liquidity of the Common Shares.

There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per share of the Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.
Procedure for Exchange of Stock Certificates
As soon as practicable after the effective date of the reverse stock split, the Shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how the Shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a Shareholder until such Shareholder has surrendered such Shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable.  If a Shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the Shareholder’s address of record indicating the number of Common Shares held following the reverse stock split.
Upon the reverse stock split, the Company intends to treat shares held by the Shareholders in “street name” through a bank, broker or other nominee in the same manner as registered Shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name”.  However, these banks, brokers or other nominees may have different procedures from those that apply to registered Shareholders for processing the reverse stock split and making payment for fractional shares.  If Shareholders hold shares with a bank, broker or other nominee and has any questions in this regard, they are encouraged to contact their bank, broker or other nominee.

Fractional Shares
No fractional shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the Shareholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Capital Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Required Vote.  Approval of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares of the Company’s common stock eligible to attend and vote at the Meeting.
Effect of abstentions.  Abstentions will have the effect of a vote AGAINST approval of Proposal Three.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE SPLIT OF THE COMMON SHARES AND THE AMENDMENT TO THE COMPANY’S RESTATED ARTICLES OF INCORPORATION.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY THE MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.  The Board has retained Morrow Sodali LLC as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Morrow Sodali LLC at the toll-free number or email address listed below.
Toll Free Number:	1-800-662-5200

E-Mail:	SHIP.info@morrowsodali.com

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Stamatios Tsantanis Chairman & Chief Executive Officer

August 30, 2019
Athens, Greece

EXHIBIT A
If Proposal Three is adopted by the affirmative vote of the holders of a majority of all outstanding shares of the Company’s Common Stock entitled to attend and vote at the meeting, Article Fourth of the Company’s Restated Articles of Incorporation will be amended to include the following language in order to give effect to the reverse split of the Company’s Common Stock.
“Effective with the commencement of business on [___________] [the fifth business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a [whole number between 2 and 20 to be determined at the discretion of the Board] to 1 reverse stock split as to its issued and outstanding common stock, pursuant to which the number of issued and outstanding shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the number of registered shares of common stock the Company is authorized to issue or the par value of the common stock.  The stated capital of the Company is hereby reduced from $__________ to $__________ as adjusted for the cancellation of the fractional shares and the amount of $___________ as adjusted for the cancellation of fractional shares is allocated to surplus”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

SEANERGY MARITIME HOLDINGS CORP.

2019 Annual Meeting of Shareholders

October 17, 2019

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

A. Proposals – The Board of Directors recommends a vote FOR the nominees listed in Proposal 1, FOR Proposal 2 and FOR Proposal 3.

1. Election of Directors *

	FOR	WITHHOLD
(1) Stamatios Tsantanis	☐	☐
(2) Elias Culucundis	☐	☐

	FOR	AGAINST	ABSTAIN
2. To approve the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. to serve as the Company's independent auditors for the fiscal year ending December 31, 2019.	☐	☐	☐
3. To approve a reverse split of the Company's common stock and the related amendment to the Company's Restated Articles of Incorporation, as described in the proxy statement.	☐	☐	☐

B. Non-Voting Items

Change of Address – Please print new address below.

____

____

Meeting Attendance

Mark here if you plan to attend the meeting. ☐

CONTROL NUMBER

C. Authorized Signatures – This section must be completed for your vote to be counted. - Date and Sign Below

Signature______________________ **Signature, if held jointly**______________________ **Date**____________, **2019.**

Note: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.